April 9, 2008

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Palm Harbor Homes, Inc.

Form 10-K for Fiscal Year Ended March 30, 2007

File No. 0-24268

Dear Mr. O’Brien:

We have reviewed your March 7, 2008 comments and offer the following responses.

Form 10-K for Fiscal Year Ended March 30, 2007

General

1.	Comment -

“For all comments below where we ask for revised disclosure in future filings, please provide these expanded disclosures supplementally so we may see what your future disclosure revisions will look like.”

Response -

As requested in your letter, we will revise our disclosures relating to the comments in your letter in future filings. However, to the extent applicable to our upcoming Fiscal 2008 Form 10-K filing, we have provided supplementally what our future disclosures will look like.

Mr. Terence O’Brien

April 9, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

2.	Comment -

“We note that you were not in compliance with several of your covenants and obtained a waiver of default from the institution. We further note the representation to us in your April 28, 2004 and April 3, 2006 response letters regarding the related disclosure issue. As previously requested, please disclose in future filings the covenant levels required under significant debt covenants and identify the specific covenant for which noncompliance was waived. Given the significance of these debt agreements to the company’s liquidity, and given the potential adverse impact if the debt repayment was accelerated, this disclosure is necessary for an investor to assess the company’s ability to remain compliant. See Item 303(a)(1) of Regulation S-K.”

Response -

We plan to add additional disclosure about our covenant levels and noncompliance. See the attached supplemental exhibit. We anticipate receiving a waiver for the noncompliance of our covenants as of March 28, 2008 and will also disclose this fact in our FY2008 Form 10-K.

Note 3. Inventories, page 41

3.	Comment -

“We note the goodwill impairment charges recorded during the first nine months of 2008 of $78.5 million as a result of the difficult market environment, “particularly the recent fallout in the subprime market and the continued decline in shipments to Florida, California and Arizona.” Considering the decline in these markets, your goodwill impairment charges, closing of manufacturing facilities, the continued decrease in sales and margins and the 52 week low of your stock price, please tell us how you complied with paragraph 8 of SFAS 144 at March 30, 2007 with regard to the recoverability of your inventory balance.

Additionally, your inventory balance exceeded 20% of your total asset balance at March 30, 2007 and December 28, 2007. We note that you do not currently have a critical accounting policy for inventory, particularly disclosure that provides an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of your inventory balance. It is unclear how you determined inventory valuation is not a critical accounting policy considering the recent declines in the real estate market and the impact this would have on estimates

Mr. Terence O’Brien

April 9, 2008

used by management to value the inventory and assess recoverability.

Please revise to include inventory valuation as a critical accounting policy. The policy disclosure should provide disclosures to describe the steps that you perform to review each component of your inventory for recoverability, the assumptions used and analyze to the extent material, such factors as how you arrived at the valuation, how accurate the valuation/assumptions have been in the past, how much the valuation/assumptions have changed in the past, and whether the valuation/assumptions are reasonably likely to change in the future. Please analyze your valuation for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.”

Response -

As disclosed in Footnote 3 to our Fiscal 2007 Form 10-K, our inventories consist principally of finished goods (homes). We do carry a smaller amount of raw materials and work-in-process. Unlike other home builders in our sector, we carry very little land for development and we do not purchase options on land inventory. We periodically evaluate the realization of our inventory balances and adjust them accordingly. To date, in spite of market conditions, our inventory impairments have been immaterial.

We plan to add inventory as a critical accounting policy. See the attached supplemental exhibit.

Note 4. Investments, page 41

4.	Comment -

“We note you have unrealized losses related to your investments in securities and affiliated companies during 2007 that have been in a continuous loss position for 12 months or longer. Please tell us and disclose how you considered the disclosure requirements of paragraph 21b of EIFT 03-01.”

Response -

We plan to add additional disclosure using the guidance in paragraph 21b of EITF 03-01. See the attached supplemental exhibit.

Mr. Terence O’Brien

April 9, 2008

Note 5. Consumer Loans Receivable and Allowances for Loan Losses, page 42

5.	Comment -

“We note that 42% of your loan portfolio is concentrated in Texas, however, your discussion in MD&A with regards to your allowance for loan losses does not address your consideration of the deteriorating market, tightening of credit standards and decrease in shipments on your loan portfolio or your allowance for loan losses. We further note that there have been significant declines in sales in your Florida, California and Arizona markets, however, it is unclear how much of your loan portfolio is concentrated in those states. Please tell us and disclose the impact this geographic concentration in Texas has on your portfolio, considering the recent decline in the real estate market, how much of your portfolio is concentrated in Florida, California and Arizona and how the decline in these states has impacted your loan portfolio and related allowance and how you plan to mitigate any risk to reduce your exposure to these concentrations and the recent decline in the real estate market.”

Response -

We plan to add additional disclosure on loan concentration to our existing footnote disclosure. See the attached supplemental exhibit.

6.	Comment -

“We note the continued growth in consumer loans receivable on your Balance Sheet. This amount increased to 46% of total assets at December 28, 2007. We also note that your compliance with the warehouse borrowing facility debt covenants is based in part on loan delinquency ratios. Given the materiality of your lending operations, detailed disclosures about your loan portfolio are required in future filings, including the MD&A sections of forms 10-Q, pursuant to the guidance in SAB 11:K. These disclosures, outlined in Section III.B and C of Industry Guide 3, were also noted to you in our letter March 24, 2006 in which you responded on April 3, 2006 that you would include in future filings. We are unable to locate these revisions in your current periodic reports. As previously requested, please revise future filings to include the following:

•	As of the end of the last fiscal year, present the amount of loans which are a) due in one year or less, b) due after one year through five years and c) due after five years;

Mr. Terence O’Brien

April 9, 2008

•	Present the total amount of all loans due after one year which a) have predetermined interest rates and b) have floating or adjustable interest rates.

•

State separately the aggregate amount of loans that are a) accounted for on an nonaccrual basis, b) accruing loans which are contractually past due 90 days or more as to principal or interest payments and c) loans not included above which are troubled debt restructurings as defined by SFAS 15.

•

Describe the nature and extent of any loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.”

Response -

We plan to add Industry Guide 3 disclosures to our MD&A. See the attached supplemental exhibit (excluding dollar amounts as we have not finalized these numbers for our 2008 10-K as of the date of this letter).

Should you have further questions, I can be reached at (972) 764-9319.

Sincerely,

/s/ Kelly Tacke
Kelly Tacke
Executive Vice President

Supplemental Exhibit

Liquidity and Capital Resources

Floor Plan Payable

The Company has an agreement with a financial institution for a $70.0 million floor plan facility, expiring March 30, 2009. The advance rate for the facility is 90% of manufacturer’s invoice. This facility is used to finance a portion of the new home inventory at the Company’s retail superstores and is secured by new home inventory and a portion of receivables from financial institutions. The interest rate on the facility is prime (5.25% at March 28, 2008) plus 0.6% or prime plus 1.0% to 3.0% for aged units, of which the Company has none financed as of March 28, 2008. In May 2007, the agreement was amended to revise the covenants which must be maintained in order for the Company to borrow against the facility. The amended covenants require the Company to comply with a loan to collateral value and minimum liquidity amount. As of March 28, 2008, the Company was in compliance with these covenants. If either of the covenants are not met, the Company must then calculate minimum inventory turns and tangible net worth. The Company had $59.4 million and $43.6 million outstanding under these floor plan credit facilities at March 28, 2008 and March 30, 2007, respectively.

Inventory: Additional Critical Accounting Policy

Inventory Valuation. Inventory consists of raw material, work-in-process and finished goods (homes). We carry very little land held for development and we do not purchase options to acquire land inventory.

Each quarter we asses the recoverability of our inventory by comparing the carrying amount to its estimated net realizable value. Historically, the amount of our inventory valuation adjustments has been immaterial. These valuations are significantly impacted by the following:

•	estimated average selling prices

•	average sale rates

•	product type

Our quarterly assessments reflect management’s estimates, which we believe are reasonable. However, based on home building market conditions, future results could differ materially from management’s judgments and estimates.

Supplemental Exhibit

Investments: Revised Footnote Disclosure EITF 03-01

The Company’s investments in marketable debt securities consist primarily of U.S. government related obligations and other debt obligations. The number of investment positions in unrealized loss position greater than 12 months totals 5. The Company does not believe these unrealized losses are “other than temporary” as (1) the Company has the ability and intent to hold the investments to maturity, or a period of time sufficient to allow for a recovery in market value; (2) it is not probable that the Company will be unable to collect the amounts contractually due; and (3) no decision to dispose of the investments were made prior to the balance sheet date. The unrealized losses noted are interest rate related due to rising rates subsequent to the acquisition of the securities. The Company has not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities.

Loans: Revised Footnote Disclosure on Concentration

At March 31, 2008 and March 31, 2007, the Company had loan contracts receivable secured by collateral in the following key states:

	2008	2007
	%	%
Texas	41	42
California	3	3
Florida	7	7
Arizona	7	7

The states of California, Florida and Arizona, and to a lesser degree Texas, have experienced economic weakness resulting from the decline in real estate values. The Company monitors its geographic concentrations and considers the risks associated with these concentrations in the determination of the adequacy of the allowance for loan losses.

Loans: Revised MD&A Disclosure Industry Guide 3

Loan Portfolio

All of CountryPlace’s loan contracts are fixed rate, simple interest contracts and have monthly scheduled payments of principal and interest. The scheduled payments for each simple interest contract would, if made on their respective due dates, result in a full or nearly full amortization of the contract. The following is an analysis of the scheduled repayments of the loans in our portfolio as of March 31, 2008 (in thousands):

Supplemental Exhibit

	Due within 1 year	Due in 1 to 5 years	Due after 5 years	Total
Scheduled repayments of consumer loans

CountryPlace’s policy is to place loans on non-accrual status when either principal or interest is past due and remains unpaid for 120 days or more. In addition, they place loans on non-accrual status when there is a clear indication that the borrower has the inability or unwillingness to meet payments as they become due. At March 31, 2008, CountryPlace’s management was not aware of any potential problem loans that would have a material effect on loan delinquency or charge-offs. Loans are subject to continual review and are given management’s attention whenever a problem situation appears to be developing. The following table sets forth the amounts and categories of CountryPlace’s non-performing loans and assets as of March 31, 2008 and March 31, 2007 (in thousands):

	March 31, 2008	March 31, 2007
Non-performing loans:
Loans accounted for on a non-accrual basis
Accruing loans past due 90 days or more
Total non-accrual and 90 days past due loans
Percentage of total loans
Other non-performing assets (1)

(1)	Consists of land acquired through foreclosure, which is carried at fair value less estimated selling expenses.